Effective August 19, 2004, the GNMA Fund, a series of the Vanguard Fixed Income Securities Funds, changed its investment policy regarding its targeted average weighted maturity (AWM). Previously, its targeted AWM was 5-10 years; it was changed to 3-10 years.